The Dreyfus Premier Third Century Fund, Inc.

ANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

8 Fund Performance

10 Understanding Your Fund's Expenses

10 Comparing Your Fund's Expenses
      With Those of Other Funds

11 Statement of Investments

15 Statement of Assets and Liabilities

16 Statement of Operations

17 Statement of Changes in Net Assets

19 Financial Highlights

25 Notes to Financial Statements

33 Report of Independent Registered
      Public Accounting Firm

34 Important Tax Information

35 Information About the Review and Approval
      of the Fund's Management Agreement

40 Board Members Information

42 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for The Dreyfus Premier Third Century Fund, Inc., covering the 12-month period from June 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers, John R. O'Toole and Jocelin A. Reed.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

John R. O'Toole and Jocelin A. Reed, Portfolio Managers

How did The Dreyfus Premier Third Century Fund, Inc. perform relative to its benchmark?

For the 12-month period ended May 31, 2006, the fund produced total returns of 3.54% for Class A shares, 2.68% for Class B shares, 2.81% for Class C shares, 4.45% for Class R shares, 3.14% for Class T shares and 3.74% for Class Z shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a total return of 8.63% for the same period.[2]

Fluctuating energy prices, uncertainties regarding the direction of short-term interest rates and concerns over the strength of global economic growth created volatile market conditions during the reporting period. The large-capitalization growth stocks on which the fund focused proved particularly vulnerable to these conditions, hindering the fund's performance relative to the S&P 500 Index.

On a separate note, effective December 1, 2005, John R. O'Toole and Jocelin A. Reed became the fund's co-primary portfolio managers for both the selection of portfolio securities and the fund's areas of social concern.

What is the fund's investment approach?

The fund seeks to provide capital growth, with current income as a secondary objective. To pursue these goals, the fund invests primarily in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

Effective December 1, 2005, the fund modified its investment approach. The fund's investment strategy combines a disciplined investment process that consists of computer modeling techniques, fundamental analysis and risk management with a social investment process.

In selecting stocks, the portfolio managers begin by using quantitative research to identify and rank stocks within an industry or sector, based on several characteristics, including:

- value, or how a stock is priced relative to its perceived intrinsic worth
- growth, in this case the sustainability or growth of earnings
- financial profile, which measures the financial health of the company

Next, based on fundamental analysis, the portfolio managers designate the most attractive of the higher ranked securities as potential purchase candidates, drawing on a variety of sources, including company management and internal as well as Wall Street research.

The portfolio managers then evaluate each stock considered to be a potential purchase candidate, by industry or sector, to determine whether the company enhances the quality of life in America by considering its record in the areas of:

- protection and improvement of the environment and the proper use of our natural resources
- occupational health and safety
- consumer protection and product purity
- equal employment opportunity

Consistent with its consumer protection screen, the fund will not purchase shares in a company that manufactures tobacco products.

If the portfolio managers determine that a company fails to meet the fund's social criteria, the stock will not be purchased, or if it is already owned, it will be sold as soon as reasonably possible, consistent with the best interests of the fund. If the portfolio managers' assessment does not reveal a negative pattern of conduct in these social areas, the company's stock is eligible for purchase or retention.

The portfolio managers then further examine the companies determined to be eligible for purchase, by industry or sector, and select investments from those companies the portfolio managers consider to be the most attractive based on financial considerations. If there is more than one company to choose from, the portfolio managers can select stocks of companies that they consider to have records that exhibit positive accomplishments in the fund's areas of social concern.

The fund normally focuses on large-cap growth stocks; however, the portfolio managers may emphasize different types of growth-oriented stocks and different market capitalizations within the large-capitalization range as market conditions warrant. The fund also may invest in value-oriented stocks, midcap stocks and small-cap stocks.

What other factors influenced the fund's performance?

Since 2001, large, growth-oriented stocks generally have underperformed their smaller and more value-oriented counterparts. As a result, we believed that large-cap growth-oriented stocks stood at historically attractive valuation levels when the reporting period began, and continued to emphasize these stocks in the fund's portfolio. However, this emphasis detracted from the fund's overall performance during the reporting period when investors continued to favor small-cap, value-oriented stocks.

During the first half of the reporting period, the fund's lagging relative performance was most evident in the traditionally value-oriented energy and financials sectors, where the fund maintained relatively little exposure. During the second half, the fund narrowed the performance gap by adding to its energy exposure and investing in some of the better-performing financial stocks, such as Goldman Sachs Group, JP

Morgan Chase & Co. and Bank of America. However, the fund's over-weight positions, relative to the benchmark, in traditionally growth-oriented stocks in the technology sector, such as Motorola and Dell, and in the health care sector, such as Aetna, Wellpoint and Alcon, hurt the fund's relative performance. The fund's returns also were hindered by declines in a handful of individual holdings in the consumer cyclical sector, where retailers Chico's FAS and Coach declined over concerns regarding future consumer spending, despite reporting strong financial results.

Nonetheless, our stock selection approach added value in several market sectors. Good performers during the first half of the reporting period included rail transport provider Burlington Northern Santa Fe and industrial equipment producer Emerson Electric. Later in the reporting period, the fund received strong contributions from staffing and outsourcing services provider Manpower and media companies News Corp. and The Walt Disney Co.

What is the fund's current strategy?

The fund currently maintains an overweight position in technology stocks and an underweight position in financial and energy stocks. In addition, we have broadened the fund's sector exposures while significantly increasing the number of fund holdings. Greater diversification across both industry groups and individual securities seeks to help reduce the fund's sensitivity to unexpected setbacks in any one sector or stock.

Can you highlight some of the fund's socially responsible investing activities?

Since becoming the portfolio managers of the fund, we have relied on a quantitative-based screening process designed to apply the fund's social criteria to stock selection and portfolio construction. For example, during the second half of the reporting period, our computer modeling and fundamental research identified global staffing company

Manpower, Inc. as a potentially attractive investment. We initiated a position in the stock after our socially responsible screening process took note of the company's strong track record of placing older and disabled employees and the quality of the educational benefits it provides to its entire workforce.

For further information regarding the fund's approach to socially responsible investing, please consult the fund's prospectus.

June 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*



| | The Dreyfus Premier Third Century Fund, Inc. (Class Z shares) | ——— |
| | Standard & Poor's 500 Composite Stock Price Index† | ····· |

$22,290

$15,588

Dollars

96 97 98 99 00 01 02 03 04 05 06

Years Ended 5/31

Comparison of change in value of $10,000 investment in The Dreyfus Premier Third Century Fund, Inc. Class Z shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of The Dreyfus Premier Third Century Fund, Inc. on 5/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph above takes into account all applicable fees and expenses of Class Z shares. The Dreyfus Premier Third Century Fund, Inc. primarily seeks capital growth through investment in common stocks of companies that the fund's management believes not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance which does not take into account charges, fees and other expenses and is not subject to the same socially responsible investment criteria as The Dreyfus Premier Third Century Fund, Inc. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares		3.74%	(3.64)%	4.54%	
Class A shares					
with maximum sales charge (5.75%)	8/31/99	(2.42)%	(4.97)%	–	(4.87)%
without sales charge	8/31/99	3.54%	(3.84)%	–	(4.04)%
Class B shares					
with applicable redemption charge †	8/31/99	(1.32)%	(4.98)%	–	(4.71)%††
without redemption	8/31/99	2.68%	(4.60)%	–	(4.71)%††
Class C shares					
with applicable redemption charge †††	8/31/99	1.81%	(4.59)%	–	(4.77)%
without redemption	8/31/99	2.81%	(4.59)%	–	(4.77)%
Class R shares	8/31/99	4.45%	(3.57)%	–	(3.75)%
Class T shares					
with maximum sales charge (4.5%)	8/31/99	(1.56)%	(5.10)%	–	(5.11)%
without sales charge	8/31/99	3.14%	(4.23)%	–	(4.46)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Third Century Fund, Inc. from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Class A	Class B	Class C	Class R	Class T	Class Z
Expenses paid per $1,000†	$ 6.39	$ 10.42	$ 10.04	$ 3.22	$ 8.51	$ 5.20
Ending value (after expenses)	$986.00	$981.70	$982.90	$987.30	$984.40	$987.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B	Class C	Class R	Class T	Class Z
Expenses paid per $1,000†	$ 6.49	$ 10.60	$ 10.20	$ 3.28	$ 8.65	$ 5.29
Ending value (after expenses)	$1,018.50	$1,014.41	$1,014.81	$1,021.69	$1,016.36	$1,019.70

† Expenses are equal to the fund's annualized expense ratio of 1.29% for Class A, 2.11% for Class B, 2.03% for Class C, .65% for Class R, 1.72% for Class T and 1.05% Class Z; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2006

Common Stocks—99.4%	Shares	Value ($)
Consumer Cyclical—11.1%		
Advance Auto Parts	62,500	2,382,500
Bed Bath & Beyond	77,100 a	2,711,607
Coach	104,800 a	3,047,584
Costco Wholesale	78,800	4,170,884
Darden Restaurants	68,700	2,432,667
Home Depot	207,900 b	7,925,148
Lowe's Cos.	42,300	2,634,444
Nordstrom	102,900	3,789,807
Office Depot	62,500 a	2,598,125
Target	109,400	5,351,848
TJX Cos.	111,700	2,648,407
		39,693,021
Consumer Goods—1.1%		
Mattel	223,500	**3,757,035**
Consumer Staples—8.9%		
Avon Products	73,100	2,317,270
General Mills	56,200	2,916,218
Kimberly-Clark	65,600	3,979,952
PepsiCo	200,900	12,146,414
Procter & Gamble	192,500	10,443,125
		31,802,979
Financial—12.5%		
American Express	103,100	5,604,516
Bank of America	64,400	3,116,960
Capital One Financial	76,000	6,290,520
CIT Group	39,500	2,030,300
Genworth Financial, Cl. A	76,000	2,545,240
Goldman Sachs Group	42,800	6,460,660
Hartford Financial Services Group	32,200	2,831,668
Lincoln National	37,300	2,095,514
SLM	50,300	2,704,128
St. Paul Travelers Cos.	68,300	3,006,566
SunTrust Banks	30,300	2,294,013
T Rowe Price Group	29,200	2,309,720
US Bancorp	100,100	3,090,087
		44,379,892

Common Stocks (continued)	Shares	Value ($)
Health Care–17.0%		
Aetna	82,600	3,176,796
Alcon	27,200	2,939,776
Amgen	57,000 a	3,852,630
Baxter International	100,100	3,773,770
Becton, Dickinson & Co.	66,900	4,042,767
Genzyme	76,000 a	4,522,000
Gilead Sciences	59,500 a	3,411,135
Johnson & Johnson	291,600	17,560,152
Novartis, ADR	105,500	5,853,140
Quest Diagnostics	54,400 b	3,032,256
WellPoint	90,300 a	6,463,674
Zimmer Holdings	34,500 a	2,088,975
		60,717,071
Industrial–10.0%		
Burlington Northern Santa Fe	38,200	2,957,062
CH Robinson Worldwide	49,800	2,193,192
Eaton	40,000	2,941,600
Emerson Electric	107,400	8,862,648
Manpower	72,100	4,746,343
Rockwell Automation	48,000	3,277,440
Rockwell Collins	72,400	3,953,040
United Technologies	108,400	6,777,168
		35,708,493
Information Services–9.3%		
Accenture, Cl. A	94,200	2,651,730
Equifax	74,800	2,698,784
Google, Cl. A	14,000 a	5,205,480
McGraw-Hill Cos.	73,200	3,777,120
Moody's	65,100	3,404,730
NAVTEQ	59,600 a	2,488,300
News, Cl. B	350,500 b	6,999,485
VeriSign	77,300 a	1,735,385
Walt Disney	132,400	4,038,200
		32,999,214
Materials–3.1%		
3M	52,100	4,358,686

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Air Products & Chemicals	39,700	2,574,545
Ecolab	105,900	4,099,389
		11,032,620
Oil & Gas Producers–4.4%		
Anadarko Petroleum	87,700	4,356,059
ENSCO International	52,100	2,604,479
Pioneer Natural Resources	75,700 [b]	3,089,317
Todco, Cl. A	62,600	2,765,042
XTO Energy	71,800	2,959,596
		15,774,493
Technology–21.3%		
Apple Computer	54,600 [a]	3,263,442
Cisco Systems	452,700 [a]	8,909,136
Danaher	57,000	3,654,270
Dell	182,800 [a]	4,639,464
EMC/Massachusetts	187,200 [a]	2,396,160
Intel	232,100	4,182,442
International Business Machines	104,600	8,357,540
Microchip Technology	111,800	3,834,740
Microsoft	576,300	13,053,195
Motorola	285,500	6,021,195
National Semiconductor	118,100	3,032,808
Qualcomm	172,300	7,789,683
Texas Instruments	210,700	6,580,161
		75,714,236
Utilities–.7%		
NiSource	108,900 [b]	**2,370,753**
Total Common Stocks		
(cost $337,015,487)		**353,949,807**

Short-Term Investment–.0%	Principal Amount ($)	Value ($)
Negotiable Bank Certificate Of Deposit;		
Self-Help Credit Union		
4.17%, 6/14/06		
(cost $100,000)	100,000	**100,000**

Investment of Cash Collateral for Securities Loaned—.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,478,316)	2,478,316 c	**2,478,316**
Total Investments (cost $339,593,803)	**100.1%**	**356,528,123**
Liabilities, Less Cash and Receivables	**(.1%)**	**(346,686)**
Net Assets	**100.0%**	**356,181,437**

ADR—American Depository Receipts.

a *Non-income producing security.*

b *All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities on loan is $6,685,259 and the total market value of the collateral held by the fund is $6,809,800, consisting of cash collateral of $2,478,316 and U.S. Government and agency securities valued at $4,331,484.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Technology	21.3	Oil & Gas Producers	4.4
Health Care	17.0	Materials	3.1
Financial	12.5	Consumer Goods	1.1
Consumer Cyclical	11.1	Short-Term/Money	
Industrial	10.0	Market Investments	.7
Information Services	9.3	Utilities	.7
Consumer Staples	8.9		**100.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $6,809,800)–Note 1(b):		
Unaffiliated issuers	337,115,487	354,049,807
Affiliated issuers	2,478,316	2,478,316
Cash		20,672
Receivable for investment securities sold		2,966,884
Dividends and interest receivable		488,219
Receivable for shares of Common Stock subscribed		26,981
Prepaid expenses		26,699
		360,057,578
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		348,817
Liability for securities on loan–Note 1(b)		2,478,316
Bank loan payable–Note 2		590,000
Payable for shares of Common Stock redeemed		256,236
Accrued expenses		202,772
		3,876,141
Net Assets ($)		**356,181,437**
Composition of Net Assets ($):		
Paid-in capital		453,238,745
Accumulated net realized gain (loss) on investments		(113,991,628)
Accumulated net unrealized appreciation		
(depreciation) on investments		16,934,320
Net Assets ($)		**356,181,437**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Class Z
Net Assets ($)	11,573,472	9,414,575	2,744,738	652,623	593,108	331,202,921
Shares Outstanding	1,364,192	1,170,265	340,582	75,879	72,175	38,557,317
Net Asset Value Per Share ($)	**8.48**	**8.04**	**8.06**	**8.60**	**8.22**	**8.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2006

Investment Income ($):

Income:

Cash dividends (net of $13,528 foreign taxes withheld at source):

Unaffiliated issuers	3,891,507
Affiliated issuers	4,922
Interest	83,745
Income from securities lending	11,310
Total Income	**3,991,484**

Expenses:

Management fee–Note 3(a)	3,014,309
Shareholder servicing costs–Note 3(c)	955,208
Distribution fees–Note 3(b)	125,250
Professional fees	82,403
Registration fees	66,036
Prospectus and shareholders' reports	40,505
Custodian fees–Note 3(c)	32,913
Directors' fees and expenses–Note 3(d)	14,432
Interest expense–Note 2	8,986
Loan commitment fees–Note 2	225
Miscellaneous	21,028
Total Expenses	**4,361,295**
Investment (Loss)–Net	**(369,811)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	52,787,744
Net unrealized appreciation (depreciation) on investments	(35,772,432)
Net Realized and Unrealized Gain (Loss) on Investments	**17,015,312**
Net Increase in Net Assets Resulting from Operations	**16,645,501**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2006	2005
Operations ($):		
Investment income (loss)–net	(369,811)	1,378,243
Net realized gain (loss) on investments	52,787,744	49,383,025
Net unrealized appreciation (depreciation) on investments	(35,772,432)	(34,767,906)
Net Increase (Decrease) in Net Assets Resulting from Operations	**16,645,501**	**15,993,362**
Dividends to Shareholders from ($):		
Investment income–net:		
Class R shares	(4,729)	–
Class Z shares	(1,377,451)	–
Total Dividends	**(1,382,180)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,363,617	3,881,750
Class B shares	320,038	480,742
Class C shares	357,791	418,262
Class R shares	259,244	492,873
Class T shares	102,310	217,042
Class Z shares	10,656,771	19,525,867
Dividends reinvested:		
Class R shares	1,802	–
Class Z shares	1,311,586	–
Cost of shares redeemed:		
Class A shares	(6,357,002)	(8,968,019)
Class B shares	(6,971,874)	(3,422,673)
Class C shares	(855,457)	(1,142,097)
Class R shares	(617,750)	(21,332,445)
Class T shares	(177,992)	(351,089)
Class Z shares	(94,428,202)	(110,216,643)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(90,035,118)**	**(120,416,430)**
Total Increase (Decrease) in Net Assets	**(74,771,797)**	**(104,423,068)**
Net Assets ($):		
Beginning of Period	430,953,234	535,376,302
End of Period	**356,181,437**	**430,953,234**
Undistributed investment income–net	–	1,378,243

	Year Ended May 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	736,344	490,904
Shares redeemed	(743,559)	(1,146,565)
Net Increase (Decrease) in Shares Outstanding	**(7,215)**	**(655,661)**
Class B[a]		
Shares sold	39,246	62,872
Shares redeemed	(848,115)	(448,458)
Net Increase (Decrease) in Shares Outstanding	**(808,869)**	**(385,586)**
Class C		
Shares sold	43,656	54,709
Shares redeemed	(105,556)	(150,280)
Net Increase (Decrease) in Shares Outstanding	**(61,900)**	**(95,571)**
Class R		
Shares sold	29,985	62,871
Shares issued for dividends reinvested	204	–
Shares redeemed	(72,255)	(2,595,978)
Net Increase (Decrease) in Shares Outstanding	**(42,066)**	**(2,533,107)**
Class T		
Shares sold	12,330	28,316
Shares redeemed	(21,430)	(45,804)
Net Increase (Decrease) in Shares Outstanding	**(9,100)**	**(17,488)**
Class Z		
Shares sold	1,235,786	2,449,755
Shares issued for dividends reinvested	148,919	–
Shares redeemed	(10,912,245)	(13,636,191)
Net Increase (Decrease) in Shares Outstanding	**(9,527,540)**	**(11,186,436)**

[a] *During the period ended May 31, 2006, 416,457 Class B shares representing $3,453,100 were automatically converted to 395,870 Class A shares and during the period ended May 31, 2005, 35,935 Class B shares representing $279,028 were automatically converted to 34,459 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (excluding portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended May 31,		
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.19	7.93	6.84	8.05	10.40
Investment Operations:					
Investment income (loss)–net [a]	(.02)	.00[b]	(.04)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	.31	.26	1.13	(1.19)	(2.26)
Total from Investment Operations	.29	.26	1.09	(1.21)	(2.28)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.07)
Total Distributions	–	–	–	–	(.07)
Net asset value, end of period	8.48	8.19	7.93	6.84	8.05
Total Return (%)[c]	3.54	3.28	15.94	(15.03)	(21.95)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.35	1.32	1.36	1.12
Ratio of net expenses to average net assets	1.25	1.35	1.32	1.36	1.12
Ratio of net investment income (loss) to average net assets	(.24)	.05	(.54)	(.23)	(.22)
Portfolio Turnover Rate	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	11,573	11,230	16,079	14,116	18,675

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended May 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	7.83	7.64	6.65	7.88	10.26
Investment Operations:					
Investment (loss)–net[a]	(.09)	(.06)	(.10)	(.07)	(.09)
Net realized and unrealized gain (loss) on investments	.30	.25	1.09	(1.16)	(2.22)
Total from Investment Operations	.21	.19	.99	(1.23)	(2.31)
Distributions:					
Dividends from net realized gain on investments	–	–	–	–	(.07)
Total Distributions	–	–	–	–	(.07)
Net asset value, end of period	8.04	7.83	7.64	6.65	7.88
Total Return (%)[b]	2.68	2.49	14.89	(15.61)	(22.55)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.06	2.09	2.10	2.15	1.93
Ratio of net expenses to average net assets	2.06	2.09	2.10	2.15	1.93
Ratio of net investment (loss) to average net assets	(1.09)	(.74)	(1.32)	(1.03)	(1.05)
Portfolio Turnover Rate	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	9,415	15,503	18,072	16,873	23,671

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended May 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	7.84	7.65	6.65	7.88	10.28
Investment Operations:					
Investment (loss)–net [a]	(.08)	(.05)	(.09)	(.06)	(.10)
Net realized and unrealized					
gain (loss) on investments	.30	.24	1.09	(1.17)	(2.23)
Total from Investment Operations	.22	.19	1.00	(1.23)	(2.33)
Distributions:					
Dividends from net realized					
gain on investments	–	–	–	–	(.07)
Total Distributions	–	–	–	–	(.07)
Net asset value, end of period	8.06	7.84	7.65	6.65	7.88
Total Return (%) [b]	2.81	2.48	15.04	(15.61)	(22.70)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	2.02	2.07	2.08	2.13	1.98
Ratio of net expenses					
to average net assets	2.02	2.07	2.08	2.13	1.98
Ratio of net investment (loss)					
to average net assets	(1.03)	(.72)	(1.30)	(1.02)	(1.09)
Portfolio Turnover Rate	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	2,745	3,156	3,810	3,698	5,399

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

			Year Ended May 31,		
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.28	8.06	6.94	8.12	10.46
Investment Operations:					
Investment income (loss)−net[a]	.06	.06	(.02)	.02	.01
Net realized and unrealized gain (loss) on investments	.31	.16	1.14	(1.20)	(2.28)
Total from Investment Operations	.37	.22	1.12	(1.18)	(2.27)
Distributions:					
Dividends from investment income−net	(.05)	−	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.07)
Total Distributions	(.05)	−	−	−	(.07)
Net asset value, end of period	8.60	8.28	8.06	6.94	8.12
Total Return (%)	4.45	2.73	16.14	(14.53)	(21.73)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.84	.83	1.08	.86	.81
Ratio of net expenses to average net assets	.84	.83	1.08	.86	.81
Ratio of net investment income (loss) to average net assets	.66	.80	(.30)	.25	.08
Portfolio Turnover Rate	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	653	977	21,374	25,573	31,441

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares		Year Ended May 31,			
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	7.97	7.74	6.69	7.90	10.29
Investment Operations:					
Investment (loss)−net[a]	(.05)	(.02)	(.06)	(.03)	(.08)
Net realized and unrealized gain (loss) on investments	.30	.25	1.11	(1.18)	(2.24)
Total from Investment Operations	.25	.23	1.05	(1.21)	(2.32)
Distributions:					
Dividends from net realized gain on investments	−	−	−	−	(.07)
Total Distributions	−	−	−	−	(.07)
Net asset value, end of period	8.22	7.97	7.74	6.69	7.90
Total Return (%)[b]	3.14	2.97	15.70	(15.32)	(22.58)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.66	1.65	1.59	1.60	1.78
Ratio of net expenses to average net assets	1.66	1.65	1.59	1.60	1.78
Ratio of net investment (loss) to average net assets	(.66)	(.31)	(.81)	(.48)	(.89)
Portfolio Turnover Rate	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	593	648	764	557	890

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended May 31,				
Class Z Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.31	8.02	6.90	8.10	10.46
Investment Operations:					
Investment income (loss)–net [a]	(.00)[b]	.03	(.02)	(.00)[b]	(.01)
Net realized and unrealized gain (loss) on investments	.31	.26	1.14	(1.20)	(2.28)
Total from Investment Operations	.31	.29	1.12	(1.20)	(2.29)
Distributions:					
Dividends from investment income–net	(.03)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.07)
Total Distributions	(.03)	–	–	–	(.07)
Net asset value, end of period	8.59	8.31	8.02	6.90	8.10
Total Return (%)	3.74	3.62	16.23	(14.82)	(21.92)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.02	1.10	1.14	1.02
Ratio of net expenses to average net assets	1.04	1.02	1.10	1.14	1.02
Ratio of net investment income (loss) to average net assets	(.05)	.34	(.31)	(.02)	(.14)
Portfolio Turnover Rate	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ X 1,000)	331,203	399,440	475,277	531,104	717,072

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Premier Third Century Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T and 200 million shares of $.001 par value Common Stock of Class Z. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class Z shares are not available for new accounts and bear a service fee. Class A shares and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Investments in registered investment companies are valued at their NAV. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2006 the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $113,989,002 and unrealized appreciation $16,931,694.

The capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2006. If not applied, $18,438,837 of the carryover expires in fiscal 2010 and $95,550,165 expires in fiscal 2011.

During the period ended May 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $373,748 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2006, was $175,900, with a related weighted average annualized interest rate of 5.11%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to the Management Agreement ("Agreement") with the Manager, the management fee is computed at an annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Pursuant to the Agreement, if in any full fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average daily net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

During the period ended May 31, 2006, the Distributor retained $2,968 and $17 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $34,782 and $298 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2006, Class B, Class C and Class T shares were charged $101,340, $22,352 and $1,558, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2006, Class A, Class B, Class C and Class T shares were charged $28,188, $33,780, $7,450, and $1,558, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, Class Z shares were charged $364,445 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $231,711 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2006, the fund was charged $32,913 pursuant to the custody agreement.

During the period ended May 31, 2006, the fund was charged $3,829 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $228,095, Rule 12b-1 distribution plan fees $7,944, shareholder services plan fees $53,320, custodian fees $13,762, chief compliance officer fees $1,605 and transfer agency per account fees $44,091.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2006, amounted to $312,191,204 and $402,329,387, respectively.

At May 31, 2006, the cost of investments for federal income tax purposes was $339,596,429; accordingly, accumulated net unrealized appreciation on investments was $16,931,694, consisting of $32,308,693 gross unrealized appreciation and $15,376,999 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
The Dreyfus Premier Third Century Fund, Inc.

We have audited the accompanying statement of assets and liabilities of The Dreyfus Premier Third Century Fund, Inc., including the statement of investments, as of May 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of May 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Premier Third Century Fund, Inc. at May 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 10, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended May 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,382,180 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors of the fund held on January 26, 2006, the Board considered the re-approval, through its annual renewal date of August 31, 2006, of the fund's Management Agreement, pursuant to which The Dreyfus Corporation (the "Manager") provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager at the July 12-13, 2005 Board meeting (the "July Meeting") regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the types of shareholder accounts and the Board members also referenced information provided and discussions at the July Meeting regarding the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund by type of distribution channel as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory

requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to two groups of funds and Lipper averages (as to the second group of funds only). The first comparison group of funds includes only funds that use one or more social screens when choosing securities for the funds' portfolios (collectively, "Comparison Group I") and the second comparison group of funds includes only funds in the fund's Lipper category (collectively, "Comparison Group II"). Each group of funds was previously approved by the Board for this purpose, and was prepared using a Board-approved list with respect to the socially responsible funds (as to Comparison Group I) and a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund (as to Comparison Group II).

The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and it was noted that the total return performance of the fund was below the Comparison Group I and Comparison Group II averages for the one-, three- and five-year periods. The Board noted that the fund's total return performance was below the Comparison Group II Lipper category averages for the one-, three- and five-year periods. The Manager's representatives advised the Board members that, as of December 31, 2005, the fund's performance ranked 6 of 10 versus Comparison Group I, and the Board members also noted that the fund's short-term performance was improving. The Board members also received a report from the fund's new portfolio managers, which described, among other things, the changes the portfolio managers had made to the fund's portfolio since December 1, 2005 to implement the revised investment process that the Board had requested.

The Board members also discussed the fund's expense ratio, noting that it was lower than the Lipper category average of Comparison Group II and the averages of each comparison group. The Board

reviewed the range of management fees in each comparison group, noting that the fund's management fee was higher than most of the fees paid by the funds in each comparison group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and in the same Lipper category, as the fund (the "Similar Funds"), noting that not all of the Similar Funds have a social screen when choosing securities for their portfolios. Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with substantially similar investment objectives, policies and strategies as the fund. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had comparable or lower management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale

for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

• The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.

• While the Board was concerned with the fund's total return performance, the Board members noted that the fund's short-term performance is improving and that management had made efforts to improve the fund's performance by modifying the fund's investment processes and selecting new portfolio managers to manage the fund.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that it would be renewed through its annual renewal date of August 31, 2006.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (72)
Board Member (1981)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Lucy Wilson Benson (78)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

———————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

———————————

George L. Perry (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since April 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 198 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

The Dreyfus Premier Third Century Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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